EXHIBIT 99.1

TRX Gold Reports First Quarter 2023 Results

A Record-Breaking Quarter Sets the Tone for 2023

TORONTO, Jan. 16, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) today reported its results for the first quarter of 2023 (“Q1 2023”) for the three months ended November 30, 2022. Financial results will be available on the Company’s website on January 16, 2023.

Key highlights for Q1 2023 include:

  Delivering on commitments: In September 2022, TRX Gold announced successful commissioning of the expanded 1,000+ tonne per day (“tpd”) processing plant at Buckreef Gold, which was completed on time and on budget at a capital cost of $4.0 million. The plant ramped up throughput and reached nameplate capacity of 1,000+ tpd at the end of October 2022. Commercial production of the 1,000+ tpd processing plant was declared effective November 2022.
  A third consecutive record-breaking quarter: During Q1 2023, the Company recorded its highest quarterly: (i) production, (ii) sales, (iii) gross profit, (iv) net income, (v) operating cash flow, and (vi) Adjusted EBITDA, at a low cash cost1 of $732 per gold ounce, below previously announced guidance of $750 - $850 per ounce.
  Production keeps growing: Buckreef Gold poured 5,395 ounces of gold and sold 5,754 ounces of gold, both quarterly records for the Company. The 49% increase in gold production in Q1 2023 compared to Q4 2022 is mainly attributable to an increase in ore tonnes milled following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023.
  Strong results contribute to a strong balance sheet: TRX Gold recorded revenue of $9.7 million in Q1 2023 and cost of sales of $4.4 million, generating gross profit of $5.3 million and a gross profit margin of 55%. Furthermore, the Company recorded quarterly net income of $5.2 million, operating cash flow of $6.6 million and adjusted EBITDA1 of $4.4 million. At November 30, 2022, the Company had no debt, a cash position of $8.9 million and adjusted working capital of $4.8 million.
  Cash flow supports value-accretive activities: The Company continues to reinvest cash flow into the drill bit and into advancement of a larger project. From an exploration standpoint, TRX drilled 21 holes representing 4,665 meters at Buckreef Gold, including infill drilling at the Buckreef Main Zone and exploration drilling at Anfield and Eastern Porphyry. Assay results from the latter two programs are pending. Since drilling recommenced in 2021, an additional 500 meters of gold mineralization has been added along strike, representing approximately a 30% increase in deposit strike length at Buckreef Gold. Subsequent to Q1 2023, TRX Gold announced progress towards a larger project by way of positive assay results from its 19-hole metallurgical variability sampling program on the Buckreef Gold Main Zone. Results were positive and significant as they continued to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization. Using the core from the 19 drill holes, the Company will assess the amenability of the sulphide material to be processed through the existing processing plant and simple flowsheet, which may have positive implications for potential near- to mid-term plant expansions.
  Health & Safety always a top priority: The Company achieved zero lost time injuries (LTI) and had no confirmed COVID-19 cases at site. Furthermore, in Q1 2023, the Company achieved a significant safety milestone of 1.0 million operating hours with no LTI. There were also no reportable environmental or community related incidents during the quarter.

TRX Gold’s CEO, Stephen Mullowney comments: “Our fiscal year 2023 has started off at a great pace! After having commissioned the expanded mill at the onset of Q1, we are very pleased with the way in which the equipment is functioning and with the way our processing and mining crews have been working incredibly efficiently; allowing us to maintain great zone and grade control, throughput, plant availability and recovery rates. Through ongoing drilling, it becomes more evident with each batch of results that the Buckreef Gold deposit has the potential for a much larger footprint and therefore project. We expect the next three quarters of 2023 to be exciting as we continue to increase gold production, generate cash flow and invest in exploration and the larger project, ultimately creating shareholder value. Growth, growth and growth, in production, cash flow and resources, respectively, is our mantra.”

Figure 1. Buckreef Gold Expanded 1,000 tpd Processing Plant in Q1 2023, showing installation of two new 360 tpd ball mills.

2023 Outlook and Priorities

  Increasing gold production: Mining, crushing, processing and gold production are all expected to operate at full capacity during fiscal 2023 (“F2023”) following initial ramp-up and commissioning of the 1,000+ tpd processing plant during Q1. Higher gold production is expected in Q2 2023 and for the second half (H2) of the year as the processing plant achieved steady state operation at nameplate capacity of 1,000+ tpd at the end of October 2022. For fiscal 2023, gold production is expected to be between 20,000 - 25,000 ounces at total average cash costs2 of $750 - $850 per ounce.
  Increasing gold production, again: The Company will continue to advance a project aimed at increasing the average annual throughput by 75-100% through the addition of a new ball mill. Detailed engineering and procurement of equipment has commenced. Construction is expected to start in F2023 and potentially benefit production in late calendar H2 2023.
  More self-funded drilling: TRX Gold has a property wide drilling program consisting of 9,000 meters of diamond drilling, 13,000 meters of grade control drilling and 10,000 meters of reverse circulation ‘sterilization’ drilling for fiscal 2023, and will cover brownfields drilling at the Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry and greenfield drilling at Anfield. Sterilization drilling will commence at site expansion facilities, including tailings storage and waste rock facilities.
  ESG framework and reporting: TRX Gold is committed to working toward the highest ESG standards and is implementing several programs, while continuing to develop a broader framework and policies. At the corporate level, TRX Gold intends to begin reporting on ESG metrics aligned with definitions from the World Economic Forum (WEF) and to identify its contributions to the UN Sustainable Development Goals over the course of fiscal 2023. At the project level, Buckreef Gold will continue to partner with the Geita District and District Commissioners on school, water and health projects. Buckreef will also work with local wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics (STEM) and gender goals.

Q1 2023 Webcast Details

When: Thursday, January 19 at 11:00 AM EST
Webcast URL: https://www.c-meeting.com/web3/joinTo/MP9MKT3Z8WQC2Z/duIYEXovQg8YkYxgeHWqbg

A replay will be made available for 30 days following the call on the Company’s website.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended November 30, 2022, as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2022. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.TRXGold.com.

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

Dollar amounts are expressed in thousands of US dollars.

Three Months Ended November 30, 2022
Revenue per financial statements Ounces of gold sold	$9,718 5,754
Average realized price gold sold	$1,689

Cash costs per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash costs per ounce of gold sold starts with cost of sales related to gold production and removes depreciation. The following table provides a reconciliation of total cash costs per ounce of gold sold to cost of goods sold per the financial statements for the three months ended November 30, 2022.

Dollar amounts are expressed in thousands of US dollars.

Three Months Ended November 30, 2022
Cost of sales per financial statements	$4,408
Less: Depreciation	$(193)
Total cash costs	$4,215
Ounces of gold sold	5,754
Cash costs per ounce of gold sold	$732

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized gain/loss on derivative warrant liabilities;

  Accretion related to the provision for reclamation; and

  Amortization of share-based compensation expense.

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three months ended November 30, 2022.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended November 30, 2022	Three Months Ended November 30, 2021
Net income (loss) and comprehensive income (loss) per financial statements
Add:
Depreciation
Interest and other expenses
Income tax expense
Gain on derivative warrant liabilities
Share-based compensation expense	$5,160 193 185 1,486 (3,365) 753	($2,158) - 39 - (208) 980
Adjusted EBITDA	$4,412	($ 1,347)

The Company has included “average realized price per ounce of gold sold”, “cash costs per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

1 Refer to “Non-IFRS Performance Measures” section.
2 Refer to “Non-IFRS Performance Measures” section.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/afc8c431-03e3-4097-8c50-f7528c0ac459